Management’s Discussion and Analysis

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2020

DATED: AUGUST 11, 2020

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Management’s Discussion and Analysis

Table of Contents

Non-IFRS Financial Measures	3
Caution Regarding Forward-looking Statements	4
Company Overview	5
Mission	6
Q2 2020 Update on COVID-19 Impact	6
Financial Outlook	8
Financial Performance Review	9
Liquidity and Capital Resources	22
Risk Management	25
Non-IFRS Financial Measures	26
Non-Financial Measures	29
Critical Accounting Estimates	30
Changes in Accounting Policies	30
Controls and Procedures	30

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 11, 2020 and presents an analysis of the financial condition of Mogo Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three and six months ended June 30, 2020 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three and six months ended June 30, 2020. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. The Board of Directors has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements, annual information form and annual report on Form 20-F can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

Non-IFRS Financial Measures

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial results reported under IFRS. We use non‑IFRS financial measures, including core revenue, adjusted EBITDA, adjusted cash net income (loss) and cash operating expenses to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results as it relates to the third quarter of 2020 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around the expected impact of cost reductions and projected level of loan originations and customer repayments, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form and annual report on Form 20-F available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. A reader should review this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial health and make a positive impact on the planet. Users can sign up for Mogo in only three minutes and get instant access to an ecosystem of free financial products and content to help them live a more sustainable lifestyle. Mogo is the only app in Canada to offer free credit score monitoring, identity fraud protection, bitcoin trading, loans and a digital spending account that comes with a prepaid Mogo Visa* Platinum Prepaid Card that not only helps members control their spending but also helps fight climate change by automatically offsetting CO2 as you spend. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one app. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

In addition to the products described above, the following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

•

In July 2020, we announced the full launch of our new digital spending account, MogoSpend, designed to help Canadians improve their financial health and the health of the planet through better spending control, and automatic carbon offsetting. By separating spending into a separate account, and avoiding credit, consumers are able to limit themselves to a specific budget. In addition, MogoSpend is the only card in Canada that helps fight climate change by automatically offsetting CO2 as you spend.

•

In Q2 2020 we reduced our cash operating expenses(1) by $5.4 million relative to Q4 2019, a decrease of over 50%, in connection with our cost saving initiatives announced in March 2020 (the "COVID-19 Response Plan"). During Q1 and Q2 2020 we reduced our total workforce by approximately 40% relative to the end of Q4 2019. Based on its business needs, Mogo subsequently facilitated a return to work for some of its employees that had been placed on temporary layoff. The combination of our cost savings along with strong underlying performance of our loan portfolio to date, resulted in a significant improvement to cash flow from operations in Q2 2020. For further details, please refer to the “Impact of COVID-19” and “Financial Outlook” section later in this document.

•

In February 2020, we signed a three-year lending partnership (the “goeasy Arrangement”) with goeasy Ltd. (“goeasy”), one of Canada’s largest and most experienced non-prime consumer lenders, enabling Mogo to monetize its lending platform and drive new recurring fee-based revenue, with no capital investment or credit risk from these loans. Additionally, we also completed the sale of the majority of our “MogoLiquid” loan portfolio to goeasy for gross consideration of $31.6 million (the “Liquid Sale”).

•	In February 2020, in conjunction with the Liquid Sale, we repaid and extinguished the Credit Facility – Liquid, which had an outstanding balance of $29.3 million as at December 31, 2019.

•

In May 2020, we amended certain terms of our 10% convertible senior secured debentures previously set to mature on May 31, 2020. The amendments include, among other things, extending the maturity date of the convertible debentures to May 31, 2022 and reducing the conversion price of the outstanding principal amount by 45% from $5.00 to $2.75 per common share.

•

In December 2019, we renegotiated our Credit Facility – Other, decreasing the interest rate by up to 400 basis points effective July 2, 2020, and extending the maturity to July 2, 2022 (the “Credit Facility Renewal”).

•	In January 2020, we achieved a new milestone, exceeding 1,000,000 Mogo members on our digital platform.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

•

In January 2020, we extended the term of our strategic marketing collaboration agreement with Canada’s premier news media company, Postmedia Network Inc. (“Postmedia”), for an additional two years to the end of 2022, while decreasing our quarterly payments from $0.5M to $0.3M (the “Postmedia Extension”). We also issued additional 3.5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.54, which along with existing outstanding warrants held by Postmedia, were amended to an exercise price of $1.29 in June 2020 in exchange for Postmedia waiving certain amounts payable by Mogo through December 31, 2020.

•

In Q2 2019, we completed the Business Combination (as further described in Note 13 to our interim condensed consolidated financial statements) which included the acquisition of cash and an investment portfolio which, before transaction related expenses, had a total fair value of $30.3 million.

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit and live a more sustainable lifestyle.

Q2 2020 Update on COVID-19 Impact

Daily Operations and Safety

The rapid worldwide spread of COVID-19 has prompted governments to implement restrictive measures to curb the spread of the pandemic. During this period of uncertainty, our priority is to protect the health and safety of our employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to our business operations as a result of this pandemic.

We have implemented a COVID-19 response plan that includes a number of measures to safeguard against the spread of the virus at our offices and maintain regular communications with suppliers, customers and business partners to monitor any potential risks to our ongoing operations.Operationally, Mogo has shifted its employees to work remotely. Given the digital nature of our business, the customer experience has been wholly unchanged.

Digital Lending and Customer Support

Mogo has been working closely with customers to support them through this changing environment and has launched a Job Loss Action Plan for members, including payment programs for affected loan customers. In addition, measures have been taken to limit additional credit exposure during this uncertain time. Specific actions and results include:

•

To date we have provided approximately 6% of our loan customers with some form of relief, including reduced interest and deferred payments, with only about 1% of customers still on relief as at the date of this filing. The number of customers on relief options has reduced significantly over the second half of Q2 2020 as compared to March and April 2020.

•	In the second quarter, we experienced a significant decrease in the rate of customer default relative to historical levels, which has continued in the third quarter to date.
•

In March 2020, we temporarily paused new on-balance sheet loan offers, instead focusing on servicing our existing members and loan customers, and directed a certain portion of the reduced loan demand to our lending partner.

•

Beginning in Q2 2020, we have taken a slow and measured approach to restarting new loan originations. We introduced an enhanced employment and income verification framework to help identify higher risk loan applications. New loan originations in the second quarter were minimal, consisting primarily of moderate increases in loan balances to existing customers in good standing, and loans to past customers who had previously paid in full.

•

We saw higher than historical average early loan repayments in the second quarter. Loan repayments in the third quarter to date have reduced from the levels seen in Q2 2020 but continue to remain slightly higher than the historical average.

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Management’s Discussion and Analysis

Cash Flow and Operating Expenses

In light of the uncertain economic environment, Mogo has undertaken a thorough review of all its expenses and has implemented a plan to significantly reduce those expenses beginning in March 2020 and continuing into Q3 2020. This is an evolving situation and we will continue to evaluate and adapt on an ongoing basis. The following is a summary of improvements to cash flow based on actions and results to date:

Focus of Reducing Operating Expenses and Improving Cash Flow

•

Operating expense reduction initiatives resulted in $5.4 million reduction in Q2 2020 cash operating expenses(1) relative to Q4 2019, with a focus on deferring growth investments in technology and development and marketing. Included in this target reduction were cash personnel costs that are capitalized to intangible assets. Some of these cost reductions relate to variable expenses such as marketing, for which some increase would be expected if we were to resume a higher level of loan originations. Refer to the below for a reconciliation of cash operating expenses, a non-IFRS measure, to operating expenses, the nearest IFRS measure:

($000s)
	Three months ended June 30, 2020	Three months ended Mar 31, 2020	Three months ended Dec 31, 2019

Operating expenses	$7,638	$10,045	$10,689

Add: Capitalized cost of intangible assets	882	1,849	2,213
Less:
Depreciation and amortization	(2,287)	(2,225)	(2,042)
Stock-based compensation	(460)	(214)	(177)
Non-cash warrant expense	(516)	245	(68)
Cash operating expenses	5,257	9,700	10,615

•

We saw significant reductions to headcount including natural attrition and both temporary and permanent layoffs. We also implemented temporary salary reductions including a 40% reduction for our CEO and President & CFO, 5-20% for most of our other salaried employees and reduced hours for the majority of other hourly based employees.

•	Worked with vendors to ensure continuity of service at reduced rates, securing significant one-time and ongoing savings of cash operating expenses.

•

Temporary suspension of loan offers significantly reduced cash invested in loans receivable in Q2 2020. Net loan originations were $0.6 million in Q2 2020, compared to $8.1 million in Q1 2020. We expect to continue taking a cautious and measured approach in resuming higher levels of loan originations on a go-forward basis.

•	In Q2 2020, average monthly customer principal repayments on our line of credit products increased approximately 30% relative to Q1 2020.

•

In Q2 2020, we exercised our option to add interest payments to the principal balance of our non-convertible subordinated debentures, rather than making monthly interest payments in cash. As a result, Mogo paid $nil cash interest related to these debentures in Q2 2020 compared to $1.5 million in Q1 2020.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Risk Management and Critical Accounting Estimates

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations, and the operations of contractors and service providers. The overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations.The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business is currently highly uncertain and difficult to predict. Accordingly, there is a higher level of uncertainty with respect to management’s judgements and estimates at this time, particularly as it relates to the measurement of allowance for loan losses and fair valuation of our investment portfolio. We will continue to revisit our judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve.

Financial Outlook

•

In Q2 2020, we reported net cash provided by (used in) operating and investing activities of $7.3 million, which exceeded our guidance range of $5.0 million to $6.0 million previously issued in our Q1 2020 MD&A, and the revised guidance range of $6.5 million to $7.0 million issued in our press release dated July 15, 2020, primarily due to better than expected loan repayment and default collections performance, and higher than expected operating cash expense savings. Refer to the “Cash Flow Summary” section on page 23 of this MD&A for further details on cash flows during the quarter.

•	In Q3 2020, we expect to continue generating positive cash provided by operating and investing activities.

($000s)
	Three months ended June 30, 2020	Three months ended June 30, 2019

Cash provided by (used in) operating activities	$8,229	$(5,596)
Cash used in investing activities	(882)	(2,563)
Cash provided by (used in) operating and investing activities	7,347	(8,159)

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: core revenue(1) (2), adjusted EBITDA(1), adjusted cash net loss(1), and Mogo members. We evaluate our performance by comparing our actual results to prior year results. In order to ensure we are able to continue to provide meaningful comparisons, during the fourth quarter of 2019 the Company changed certain prior period numbers to conform with the current presentation.

The tables below provide the summary of key performance indicators and their most comparable IFRS measures, for the applicable reported periods:

($000s, except percentages and average revenue per member)
	Three months ended June 30,		Percentage	Six months ended June 30,		Percentage
	2020	2019	Change	2020	2019	Change

IFRS Measures
Revenue	$10,559	$14,867	(29%)	$24,469	$29,758	(18%)
Net income (loss) and comprehensive income (loss)	(1,550)	6,401	n/a	(11,615)	1,396	n/a

Key Performance Indicators(1)
Core revenue	10,559	11,287	(6%)	22,748	22,632	1%
Adjusted EBITDA	5,197	1,587	227%	5,741	3,825	50%
Adjusted cash net income (loss)	2,608	(4,675)	n/a	(2,610)	(8,633)	(70%)

			As at
	June 30, 2020	June 30, 2019	Percentage Change
Non-Financial Measures
Mogo members (000s)	1,040	865	20%

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)	In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue have also been revised to conform with this new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue to amounts reported as such in prior periods.

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Management’s Discussion and Analysis

Revenue(3)

Revenue was $10.6 million for the three months ended June 30, 2020, a decrease of 29% compared to $14.9 million in the three months ended June 30, 2019. Revenue was $24.5 million for the six months ended June 30, 2020, a decrease of 18% compared to $29.8 million in the six months ended June 30, 2019.

The revenue decreases result primarily from the previously announced Liquid Sale in Q1 2020 and discontinuation of bitcoin mining operations in Q3 2019. In the three and six months ended June 30, 2020, our exit from these revenue streams contributed to nil and $1.7 million of the decline in total revenue respectively, as compared to the same periods last year. In the three months ended June 30, 2020, a lower average loan book size also contributed to revenue decrease, as Mogo purposely levered down its balance sheet in the quarter to minimize credit risk exposure in light of the COVID-19 pandemic.

Net income (loss) and comprehensive income (loss)

Net income (loss) and comprehensive income (loss) was ($1.6) million in the three months ended June 30, 2020, compared to $6.4 million in the three months ended June 30, 2019. Net and comprehensive income in the comparable period in the prior year was driven by a $13.3 million gain on acquisition of Difference Capital Financial Inc. (“Difference”). Excluding this one-time gain on acquisition, net income (loss) and comprehensive income (loss) in the comparable prior period was ($6.9) million. The improvement from ($6.9) million to ($1.6) million in the current quarter is primarily driven by a $4.3 million reduction in operating expenses as a result of our previously announced cost reduction initiatives, a $1.2 million decrease in credit facility interest expense mainly due to the full repayment of the Credit Facility – Liquid, partially offset by a $0.8 million decline in gross profit over the same period.

Net income (loss) and comprehensive income (loss) was ($11.6) million in the six months ended June 30, 2020, compared to $1.4 million in the six months ended June 30, 2019. The variance was driven primarily by the factors noted above, as well as $3.3 million of unrealized losses on our investment portfolio in the six months ended June 30, 2020, a decline in the value of investment portfolio that we attribute primarily to reduced valuations as a result of the uncertainty surrounding COVID-19’s impact on the business of the investees.

Core revenue(1) (2)

Core revenue was $10.6 million for the three months ended June 30, 2020, a 6% decrease compared to $11.3 million in the same period in the prior year. This decrease was driven by a lower average loan book size and thus lower loan related revenues, as Mogo intentionally levered down its balance sheet in the current quarter to mitigate against credit risk during the COVID-19 pandemic. Customer repayments were also higher than historical average during Q2 2020 which also decreased the loan book size. Management is encouraged with the results to date of its measured approach to managing the loan portfolio, as we experienced lower rates of customer default in Q2 2020 relative to historical levels despite the challenges of COVID-19, and saw an improvement in the aging of the loan portfolio during Q2 2020.

In the six months ended June 30, 2020, core revenue was $22.7 million compared to $22.6 million in the comparative period in the prior year, as growth in subscription and services revenue driven by our partner lending platform was offset by a decrease in loan related revenues.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)	In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue have been revised to conform with this new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue to amounts reported as such in prior periods.
(3)	During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation. See the Selected Quarterly Information section for a reconciliation of the new presentation to previously reported amounts.

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Management’s Discussion and Analysis

Adjusted EBITDA(1)

Adjusted EBITDA was $5.2 million for the three months ended June 30, 2020, a 227% increase compared to $1.6 million in the same period last year. As described above, the improvement is driven primarily by a $4.3 million reduction in operating expenses, offset by a $0.8 million decrease in gross profit. This reduction in operating expenses is primarily attributable to significant cost reduction initiatives that we have implemented since March 2020, coupled with stronger than expected loan book performance during the COVID-19 pandemic. Although some of these cost reductions are temporary in nature, we expect that certain initiatives will result in permanent savings and efficiencies, which will provide us with an overall leaner cost structure going forwards.

In the six months ended June 30, 2020, adjusted EBITDA was $5.7 million, a 50% increase compared to $3.8 million in the prior period. This is driven by the factors noted above, partially offset by lower gross profit contribution due to the Liquid Sale in February 2020.

Adjusted cash net income (loss)(1)

Adjusted cash net income (loss) was $2.6 million for the three months ended June 30, 2020, compared to ($4.7) million in the three months ended June 30, 2019. The $7.3 million improvement in adjusted cash net income (loss) is driven primarily by the $4.3 million reduction in operating expenses partially offset by $0.8 million lower gross profit, as described above. In addition, cash technology and development expenses capitalized to the balance sheet were reduced by $1.0 million compared to the same period last year, as a result of reductions in headcount. Further, there was a $1.5 million reduction in cash debenture interest expense in Q2 2020 as Mogo exercised its right to add debenture interest payable in the quarter to the principal balance of debentures outstanding, rather than through settlement in cash. There was also a $1.0 million reduction of cash credit facility interest expense in Q2 2020 compared to the same period last year, resulting from the paydown of the Credit Facility – Liquid in Q1 2020.

In the six months ended June 30, 2020, adjusted cash net income (loss) was ($2.6) million compared to ($8.6) million in the same period last year, with the improvement primarily due to the variances described above, partially offset by an incremental $1.2 million loan loss allowance booked in Q1 2020 due to uncertainty surrounding COVID-19, which allowance was increased by $0.6 million to $1.8 million in Q2 2020. Refer to the section “Loans receivable” on page 19 for additional details on the allowance for loan losses in light of the COVID-19 pandemic.

Mogo members

Our total member base has grown to 1,040,000 members as at June 30, 2020, from 865,000 members as at June 30, 2019, representing an increase of approximately 20% or 175,000 net members. Members increased by 18,000 relative to Q1 2020 representing a 2% increase compared to the previous quarter. The continuous increase in our member base, despite temporarily stopping performance marketing spend for the entirety of Q2 2020, reflects increased brand awareness through our marketing collaboration agreement with Postmedia and the continuing adoption of the Company’s new and existing products.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three and six months ended June 30, 2020 and 2019:

($000s, except per share amounts)
	Three months ended June 30		Six months ended June 30
	2020	2019(2)	2020	2019(2)
Total revenue	$10,559	$14,867	$24,469	$29,758
Cost of revenue	987	4,495	6,502	8,726
Gross profit	9,572	10,372	17,967	21,032
Technology and development expenses	3,329	4,382	7,128	8,732
Marketing expenses	621	2,393	1,859	4,049
Customer service and operations expenses	1,210	2,144	3,363	4,117
General and administration expenses	2,478	3,007	5,333	5,900
Operating expenses	7,638	11,926	17,683	22,798
Loss from operations	1,934	(1,554)	284	(1,766)
Credit facility interest expense	1,580	2,788	4,146	5,446
Debenture and other financing expense	2,114	2,030	4,207	4,069
Revaluation losses, net	1,186	376	3,347	389
Gian on acquisition, net of transaction costs	-	(13,332)	-	(13,249)
Other non-operating expenses	(1,396)	183	199	183
Net income (loss) and comprehensive income (loss)	(1,550)	6,401	(11,615)	1,396
Adjusted EBITDA(1)	5,197	1,587	5,741	3,825
Adjusted cash net income (loss) (1)	2,608	(4,675)	(2,610)	(8,633)
Net income (loss) per share (basic and diluted)	(0.06)	0.27	(0.42)	0.06

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)	In Q4 2019, the Company changed certain prior period numbers to conform with current presentation. See the Selected Quarterly Information section for a reconciliation of the new presentation to previously reported amounts.

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Management’s Discussion and Analysis

Key Income Statement Components

Total revenue(1)

The following table summarizes total revenue for the three and six months ended June 30, 2020 and 2019:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2020	2019	Change	2020	2019	Change

Subscription and services revenue	$4,536	$6,485	(30%)	$10,347	$13,143	(21%)
Interest revenue	6,023	8,382	(28%)	14,122	16,615	(15%)
Total revenue	10,559	14,867	(29%)	24,469	29,758	(18%)

Subscription and services revenue – represent MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, MogoCrypto revenue, partner lending fee, revenue from our bitcoin mining operations (in comparative period only) and other fees and charges.

Interest revenue - represents interest on our long-term loan products. Our long-term loans fall into two categories: line of credit accounts and installment loans.

Total revenue for the three months period ended June 30, 2020 was $10.6 million, decreased by 29% from $14.9 million for the three months ended June 30, 2019, and 18% to $24.5 million from $29.8 million for the six months ended June 30, 2020 and 2019, respectively.

The revenue decreases result primarily from the previously announced Liquid Sale in Q1 2020 and discontinuation of bitcoin mining operations in Q3 2019. In the three and six months ended June 30, 2020, our exit from these revenue streams contributed to $3.4 million and $5.2 million of the decline in total revenue respectively, as compared to the same periods last year. In the three months ended June 30, 2020, a lower average loan book size also contributed to revenue decrease, as Mogo purposely levered down its balance sheet in the quarter to minimize credit risk exposure in light of the COVID-19 pandemic.

For the three months ended June 30, 2020, subscription and services revenue was $4.5 million, a 30% decrease compared to $6.5 million in the same period last year. For the six months ended June 30, 2020, subscription and services revenue decreased by 21% to $10.3 million from $13.1 million in the same period last year. The decrease in subscription and services revenue is primarily due to our strategic exit from bitcoin mining during Q3 2019 and to a loss of subscription and services related revenue associated with the Liquid Sale in February 2020.

For the three months ended June 30, 2020, interest revenue was $6.0 million, a 28% decrease compared to $8.4 million in the same period last year. For the six months ended June 30, 2020, interest revenue decreased by 15% to $14.1 million from $16.6 million in the same period last year. The decrease in interest revenue is primarily attributable to the Liquid Sale during Q1 2020.

__________

(1)	In Q4 2019, the Company retrospectively adjusted the accounting for loan protection revenue and associated costs. Historically, the Company had presented the amounts paid by borrowers for loan protection as part of its revenues, and the associated costs paid to insurers for loan protection as part of its transaction costs. Under the new presentation, the Company is presenting revenue net of expenses. This results in a decrease in revenue and a corresponding decrease in transaction costs by $1.5 and $3.0 million for the three and six months period ended June 30, 2020 respectively. See the Selected Quarterly Information section for a reconciliation of revenue under the new presentation to our previously reported amounts.

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Management’s Discussion and Analysis

Cost of revenue

The following table summarizes the cost of revenue for the three and six months ended June 30, 2020 and 2019:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2020	2019	Change	2020	2019	Change

Provision for loan losses, net of recoveries	$973	$4,318	(77%)	$6,311	$8,381	(25%)
Transaction costs(1)	14	177	(92%)	191	345	(45%)
Cost of revenue	987	4,495	(78%)	6,502	8,726	(25%)
As a percentage of total revenue	9%	30%		27%	29%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Cost of revenue was $1.0 million for the three months ended June 30, 2020, a 78% decrease compared to $4.5 million in the same period last year. For the six months ended June 30, 2020, cost of revenue decreased by 25% to $6.5 million from $8.7 million in the same period last year. The decrease is primarily related to a lower provision for loan losses as Mogo experienced lower than historical average defaults and above average principal repayments in the current quarter despite the economic challenges presented by the COVID-19 pandemic, resulting in an improvement in the aging of the loan portfolio during Q2 2020.

As at June 30, 2020, Mogo’s COVID-19 related loan allowance was $1.8 million, which has already been expensed and reflected in the provision for loan losses for the six months ended June 30, 2020. We believe we are adequately provisioned to absorb any potential future material shocks to the loan book as a result of any further deterioration in COVID-19 conditions. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expense prior to any actual occurrence of a default event. As a result of uncertain economic conditions arising from the COVID-19 pandemic, we have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, the extent to which government subsidies will continue to be available as the COVID-19 pandemic continues, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing) and include expenses such as credit scoring fees, loan system transaction fees and certain fees related to the MogoCard and MogoProtect programs. Transaction costs were negligible for the three months ended June 30, 2020 compared to $0.2 million in the same period last year. For the six months ended June 30, 2020, transaction cost decreased by 45% to $0.2 million from $0.3 million in the same period last year. The decrease in transaction costs is primarily due to reductions in loan origination activity in the quarter as part of our measured approach to managing our loan book to mitigate against credit risk during the COVID-19 pandemic, and discounts received from our suppliers.

___________

(1)	In Q4 2019, the Company retrospectively adjusted the accounting for loan protection revenue and associated costs. Historically, the Company had presented costs associated with loan protection as part of transaction costs. Under the new presentation, the Company is presenting revenue net of expenses. This results in a decrease in revenue and a corresponding decrease in transaction costs by $1.5 million and $3.0 million for the three and six month periods ended June 30, 2020 respectively. See the Selected Quarterly Information section for a reconciliation of revenue under the new presentation to our previously reported amounts.

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Management’s Discussion and Analysis

Technology and Development Expenses

The following table provides the technology and development expenses for the three and six months ended June 30, 2020 and 2019:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2020	2019	Change	2020	2019	Change

Technology and development expenses	$3,329	$4,382	(24%)	$7,128	$8,732	(18%)
As a percentage of total revenue	32%	29%		29%	29%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include third‑party data acquisition expenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets, depreciation, amortization of capitalized software costs related to our technology platform, and for the comparative period only, hosting costs relating to servers and bitcoin mining equipment.

Technology and development expenses decreased by 24% to $3.3 million from $4.4 million for the three months ended June 30, 2020 compared to the same period last year. For the six months ended June 30, 2020, technology and development expenses decreased by 18% to $7.1 million from $8.7 million in the same period last year. Technology and development expenses as a percentage of total revenue increased marginally from 29% to 32% for the three months ended June 30, 2020 and remained the same at 29% for the six months ended June 30, 2019, compared to the same periods last year. The decrease is primarily due to exiting Bitcoin mining in the third quarter of 2019 and reductions in employee headcount as per our COVID-19 Response Plan we announced in late March 2020 to reduce cash expenses.

The capitalization of technology and development expenses decreased by 57% to $0.9 million from $2.1 million for the three months ended June 30, 2020 and 2019, respectively. For the six months ended June 30, 2020, capitalization decreased by 36% to $2.7 million from $4.2 million compared to same period last year. The variance is primarily related to the decrease in employee headcount as discussed above.

Marketing Expenses

The following table provides the marketing expenses for the three and six months ended June 30, 2020 and 2019:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2020	2019	Change	2020	2019	Change

Marketing expenses	$621	$2,393	(74%)	$1,859	$4,049	(54%)
As a percentage of total revenue	6%	16%		8%	14%

Marketing expenses consist of direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

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Management’s Discussion and Analysis

Marketing expenses decreased by 74% to $0.6 million from $2.4 million for the three months ended June 30, 2020 and 2019 respectively. For the six months ended June 30, 2020, marketing expenses decreased by 54% to $1.9 million from $4.0 million in the same period last year. Marketing expenses as a percentage of total revenue decreased to 6% from 16% for the three months ended June 30, 2020 and 8% from 14% for the six months ended June 30, 2020, compared to the same periods last year.

The decrease in marketing expense is primarily due to reduced paid search advertising costs as a result of our previously announced decision to temporarily suspend loan originations in early Q2 2020. Further, there was a reduction in Postmedia related costs after we entered into an agreement to reduce fixed quarterly cash payments in connection with the extension of the agreement to January 2023, offset by increased non-cash warrant expenses.

Customer Service and Operations Expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three and six months ended June 30, 2020 and 2019:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2020	2019	Change	2020	2019	Change

Customer Service and Operations expenses	$1,210	$2,144	(44%)	$3,363	$4,117	(18%)
As a percentage of total revenue	11%	14%		14%	14%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses decreased by 44% to $1.2 million from $2.1 million for the three months ended June 30, 2020 and 2019 respectively. For the six months ended June 30, 2020, CS&O expenses decreased by 18% to $3.4 million from $4.1 million in the same period last year. CS&O expenses as a percentage of total revenue decreased to 11% from 14% for the three months ended June 30, 2020 and 2019 respectively, and remained flat at 14% for the six months ended June 30, 2020 and 2019, respectively.

The decrease in CS&O expense is primarily due to a decrease in personnel related costs and lower credit scoring expenses as a result of our previously announced decision to temporarily suspend loan originations in early Q2 2020.

General and Administration Expenses

The following table provides the general and administration expenses (“G&A”) for the three and six months ended June 30, 2020 and 2019:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2020	2019	Change	2020	2019	Change

General and administration expenses	$2,478	$3,007	(18%)	$5,333	$5,900	(10%)
As a percentage of total revenue	23%	20%		22%	20%

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Management’s Discussion and Analysis

G&A expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses decreased by 18% to $2.5 million from $3.0 million for the three months ended June 30, 2020 and 2019 respectively. For the six months ended June 30, 2020, G&A expenses decreased by 10% to $5.3 million from $5.9 million in the same period last year. G&A expenses as a percentage of total revenue increased to 23% from 20% for the three months ended June 30, 2020 and 22% from 20% for the six months ended June 30, 2020, compared to the same periods last year.

G&A expenses decreased primarily due to reductions in headcount and temporary reductions in salaries of our employees, along with reductions in discretionary expenditures.

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense for the three and six months ended June 30, 2020 and 2019:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2020	2019	Change	2020	2019	Change

Credit facility interest expense – Liquid	$-	$1,061	(100%)	$909	$2,009	(55%)
Credit facility interest expense – Other	1,580	1,727	(9%)	3,237	3,437	(6%)
Total credit facility interest expense	1,580	2,788	(43%)	4,146	5,446	(24%)
As a percentage of total revenue	15%	19%		17%	18%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility – Other, and prior to the Liquid Sale in Q1 2020 our Credit Facility – Liquid which has now been repaid in full. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense decreased by 43% to $1.6 million from $2.8 million for the three months ended June 30, 2020 and 2019 respectively. For the six months ended June 30, 2020, credit facility interest expense decreased by 24% to $4.1 million from $5.4 million in the same period last year. These decreases were driven by the extinguishment of the Credit Facility – Liquid during Q1 2020, along with repayments to the Credit Facility - Other resulting in lower interest payments on this facility as well.

Credit facility interest expense is expected to decline further in Q3 2020 as a result of our previously announced amendment to the Credit Facility – Other. This amendment, which became effective July 2, 2020, reduces the interest rate on this facility by 400 basis points.

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Management’s Discussion and Analysis

Other (Income) and Expense

The following table provides a breakdown of other (income) and expense by type for the three and six months ended June 30, 2020 and 2019:

($000s, except percentages)
	Three months ended June 30		Percentage	Six months ended June 30		Percentage
	2020	2019	Change	2020	2019	Change

Debenture and other financing expense	$2,114	$2,030	4%	$4,207	$4,069	3%
Revaluation losses, net	1,186	376	215%	3,347	389	760%
Gain on acquisition, net of transaction costs	-	(13,332)	n/a	-	(13,249)	n/a
Other non-operating (income) expenses	(1,396)	183	n/a	199	183	9%
Total other (income) and expense	1,904	(10,743)	n/a	7,753	(8,608)	n/a

Total other (income) and expense was $1.9 million in the three months ended June 30, 2020, compared to ($10.7) million in the same period last year. For the six months ended June 30, 2020, total other (income) and expense was $7.8 million compared to ($8.7) million in the same period last year. This is primarily attributable to the gain on acquisition resulting from the Business Combination with Difference during Q2 2019, offset by unrealized losses on our investment portfolio recognized within revaluation gains and losses, net, in 2020. Additionally, the impact of the gain on Liquid Sale net of credit facility prepayment expenses and restructuring costs incurred during Q1 2020 contributed to the variance.

Debenture and other financing expense consist of interest expense, accretion of transaction costs related to our non-convertible and convertible debentures, and interest expense related to our lease liabilities resulting from IFRS 16. The debenture and other financing expense remained relatively flat for the three and six months ended June 30, 2020 compared to the same period last year.

Revaluation (gains) and losses, net, for the three and six months ended June 30, 2020 are primarily due to $0.9 million and $3.3 million of net unrealized losses booked on our investment portfolio, respectively, related to the fair market value adjustment of certain companies within the portfolio, partially offset by a $0.3 million gain on other receivable. The COVID-19 pandemic and related public health restrictions and shutdowns of non-essential businesses have caused severe disruption in the Canadian and global economies and have adversely impacted the valuation of many public companies that are comparable to companies within our investment portfolio. As a result, we have written down the fair value of these companies to reflect the general economic conditions and the impact of COVID-19. The net unrealized losses on investments include $0.8 million and $3.7 million of losses attributable to COVID-19 for the three and six months ended June 30, 2020 respectively.

In Q2 2020, we determined that we qualified for the Canadian Emergency Wage Subsidy and accrued ($1.3) million of other income as a result in other non-operating (income) expenses. Other non-operating expenses in Q1 2020 also included net expense of $0.8 million resulting from prepayment expense on the Credit Facility – Liquid offset by the gain on sale of Liquid, and $0.7 million of restructuring and other expenses.

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Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2020		2019					2018
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter

Income Statement Highlights
Total revenue(3)	$10,559	$13,910	$15,018	$15,029	$14,867	$14,891	$14,682	$14,208
Net income (loss) and comprehensive income (loss)	(1,550)	(10,065)	(6,188)	(6,033)	6,401	(5,005)	(4,971)	(7,045)

Net income (loss) per common share (basic and diluted)	(0.06)	(0.36)	(0.24)	(0.22)	0.27	(0.21)	(0.22)	(0.31)

Non-IFRS Financial Measures(1)
Core revenue(2)	10,559	12,186	12,355	12,190	11,287	11,345	11,393	10,760
Adjusted EBITDA	5,197	544	2,295	1,081	1,587	2,238	2,072	1,045

Key Quarterly Trends

Total revenue has declined during last two quarters primarily due to the strategic sale of Liquid loan book in February 2020. Additionally, total revenue was impacted by the temporary suspension of our loan origination activities owing to COVID-19 pandemic in Q2 2020 as we worked to deleverage our balance sheet and reduce credit risk exposure. Total revenue has trended upwards since 2018 up until the two most recent quarters, driven by continuous growth in our subscription and services revenue and increasing uptake in our broadening portfolio of products and premium account subscription offerings. Interest revenue also trended upwards as we grew our long-term loan products between the first quarter of 2018 to second quarter of 2019. In the second half of 2019, as we transitioned to partner lending we maintained a flat loan book which resulted in flat interest revenue during that period. Accelerated growth in subscription and services and interest revenue generally outpaced the elimination of loan fees and our exit from bitcoin mining.

In Q2 2020, net income (loss) and comprehensive income (loss) improved over previous quarters primarily due to significant cost reduction initiatives implemented at the end of March 2020. Further, we experienced low loan defaults resulting in lower provision for loan losses. The combination of these factors more than offset the decrease in revenue in the quarter. In Q1 2020 and prior, fluctuations in net income (loss) and comprehensive income (loss) were driven by changes in non-cash related items such as the gain on acquisition in Q2 2019, and the initial Q1 2020 COVID-19 related charges to loan loss provision and unrealized loss on investments.

Adjusted EBITDA generally fluctuated within the same range from Q3 2018 to the end of 2019, and the decline in Q1 2020 was primarily attributable to the initial upfront COVID-19 allowance recorded to loan loss provision expense in that quarter, based on our estimate of future losses that would result from worsening economic conditions associated with COVID-19. In Q2 2020, the improvement in Adjusted EBITDA is driven primarily by a dedicated plan implemented in late March 2020 to significantly reduce operating expenses, and strong loan book performance despite the COVID-19 pandemic.

______________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.
(2)	In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to MogoLiquid loans. The prior period comparative figures for core revenue has also been revised to conform with this new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue to amounts reported in previous periods.
(3)	During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation. See next page for reconciliation to revenue previously stated before the impact of the presentation recast.

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Management’s Discussion and Analysis

In Q4 2019, we retrospectively adjusted our accounting for loan protection revenue and associated costs. Historically, we had presented the amounts paid by borrowers for loan protection as part of revenues, and the associated costs paid to insurers for loan protection as part of transaction costs. Under the new presentation, we are presenting revenue net of expenses. The following table provides a reconciliation of revenue before the change in presentation to the new presentation. Since there is a corresponding reduction in transaction costs as well, this recast had no impact on either historical gross profit or net loss.

($000s,)
	2020		2019				2018
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter

Total revenue, previously stated	$10,559	$13,910	$15,018	$16,585	$16,378	$16,351	$16,108	$15,419
Presentation recast	-	-	-	(1,557)	(1,511)	(1,460)	(1,425)	(1,210)
Total revenue	10,559	13,910	15,018	15,028	14,867	14,891	14,683	14,208

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at June 30, 2020:

($000s)		As at
	June 30, 2020	December 31, 2019

Cash	$7,485	$10,417
Loans receivable, net	48,348	88,655
Investment portfolio	17,765	20,790
Total assets	103,040	151,098
Total liabilities	109,297	149,346

Total assets decreased by $48.1 million during the six months ended June 30, 2020, driven primarily by the Liquid Sale, loan principal paydowns and the reduction in fair value of investment portfolio as a result of COVID-19. Total liabilities decreased by $40.0 million during the six months ended June 30, 2020, driven primarily by the extinguishment of the Credit Facility – Liquid and paydowns on the Credit Facility – Other.

Loans receivable

The following table provides a breakdown of loans receivable as at June 30, 2020:

($000s)			As at
	June 30, 2020	March 31, 2020	December 31, 2019

Gross loans receivable	$60,662	$70,260	$104,675
Allowance for loan losses	(12,314)	(15,145)	(16,020)
Net loans receivable	48,348	55,115	88,655

The gross loans receivable portfolio was $60.7 million as at June 30, 2020, a decrease of 42% or $44.0 million compared to the balance as at December 31, 2019, the decrease being primarily attributable to the Liquid Sale in February 2020 and principal repayments on our line of credit loan products. The Liquid Sale in Q1 2020 resulted in the derecognition of $32.0 million gross loans receivable and $2.1 million of corresponding allowance.

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Management’s Discussion and Analysis

Reconciliation of allowance for loan losses as at June 30, 2020, December 31, 2019 and June 30, 2019 is as follows:

($000s)	Six months	Year	Six months
	ended June 30, 2020	ended December 31, 2019	ended June 30, 2019

Allowance for loan losses, beginning of year	$16,020	$15,409	$15,409
Derecognition of allowance associated with loan sale	(2,131)	-	-
Provision for loan losses	6,989	19,899	9,296
Loans charged-off	(8,564)	(19,288)	(9,318)
Allowance for loan losses, end of period	12,314	16,020	15,387

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our loan portfolio. Refer to Note 5 of the interim condensed consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Increases in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the interim condensed consolidated statement of operations and comprehensive loss.

The allowance for loan losses was $12.3 million as at June 30, 2020, a decrease of $3.7 million compared to December 31, 2019, and a decrease of $2.8 million sequentially from the balance of $15.1 million as at the end of Q1 2020. During Q1 2020, the Liquid Sale resulted in a $2.1 million derecognition of corresponding allowance, offset by a $1.2 million incremental allowance booked in respect of potential future losses arising from COVID-19 as a result of the requirement under IFRS 9 to account for forward-looking indicators when determining the allowance.

The allowance for loan losses decreased in Q2 2020 as a result of lower than historical default rates, and higher than historical principal repayments resulting in the release of previously booked allowance. Allowance for loan losses as a percentage of gross loans receivable decreased in Q2 2020 from Q1 2020 despite Mogo increasing its COVID-19 related loan allowance to $1.8 million in Q2 2020, up $0.6 million from $1.2 million in Q1 2020. We believe we are adequately provisioned to absorb any material shocks to the loan book as a result of any further deterioration in COVID-19 conditions, and it should be noted that this upfront COVID-19 related allowance has already been reflected in our provision for loan losses through the end of Q2 2020 in the interim condensed consolidated statements of operations and comprehensive loss. Refer to the “Cost of revenue” section above for further discussion of the impact of COVID-19 on the allowance for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery, once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

Related party transactions during the three and six months ended June 30, 2020 include transactions with debenture holders that incur interest. The related party debentures balance as at June 30, 2020 totaled $362 (December 31, 2019 – $348) with principal amounts maturing on July 2, 2022, being the maturity date of the Credit Facility – Other. The debentures bear annual interest rates from 10.0% to 18.0% (December 31, 2019 – 10.0% to 18.0%) with interest expense for three and six months ended June 30, 2020 totaling $14 and $25, respectively (three and six months ended June 30, 2019 - $23 and $47, respectively). These debentures are subordinated to the Credit Facility – Other. The related parties involved in such transactions were (i) a member of the family of Gregory Feller, a director and officer of the Company; (ii) David Feller, a director and officer of the Company; and (iii) key management personnel and members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

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Management’s Discussion and Analysis

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuance of common shares and convertible debentures, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The Business Combination with Difference in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio valued at $17.8 million as at June 30, 2020 which the Company is actively seeking to monetize. In the first quarter of 2020, the Company completed the Liquid Sale: being the sale of a majority of its MogoLiquid loan portfolio for total gross consideration of $31.6 million, using the proceeds to extinguish its Credit Facility - Liquid. In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget. To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management expects that they will be able to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures and may consider the issuance of shares in satisfaction of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility – Other which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of Credit Facility – Other, being July 2, 2022.

On December 31, 2019, the Company amended its Credit Facility – Other. The amendments lower the effective interest rate as of July 2, 2020 and extend the maturity date of the facility by two years from July 2, 2020 to July 2, 2022. The amendments also increased the available loan capital from $50 million to $60 million, though this was reduced back down to $50 million on a subsequent amendment effective June 29, 2020.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and six months ended June 30, 2020 and 2019:

($000s)
	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019

Cash provided by (used in) operating activities before investment in gross loans receivable(1)	$2,773	$1,376	$2,417	$4,229
Proceeds from sale of loan book	-	-	31,572	-
Cash provided by (invested in) loans receivable	5,456	(6,972)	3,428	(14,307)
Cash provided by (used in) operating activities	8,229	(5,596)	37,417	(10,078)
Cash used in investing activities	(882)	(2,563)	(2,753)	(4,735)
Cash provided by (used in) financing activities	(6,386)	11,942	(37,596)	14,432
Net increase (decrease) in cash for the period	961	3,783	(2,932)	(381)

Net cash generated (used in) in the three months ended June 30, 2020 was $1.0 million of inflow, driven by $8.2 million generated from operating activities, of which $6.3 million was used to pay down long term debt in Q2 2020 and deleverage our balance sheet. In contrast, the $3.7 million generated in the comparative prior quarter was driven by $12.3 million of financing cash inflows related to the acquisition of Difference in June 2019, offset by a combined cash (used in) operating and investing activities of ($8.2) million in the three months ended June 30, 2019.

Net cash generated (used in) the six months ended June 30, 2020 was ($2.9) million compared to $(0.4) million in the same period last year. Excluding the one-time $12.3 million financing cash inflows in the prior period related to the acquisition of Difference, there was a $9.8 million reduction in cash use in the current period, driven by higher cash generated from the loan book. The proceeds from the sale of the Liquid loan book were used primarily to pay down the Credit Facility - Liquid in February 2020.

Cash provided by (used in) operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash provided by (used in) operating activities before investment in gross loans receivable was $2.8 million in the three months ended June 30, 2020, increased from $1.4 million in the same period last year. This was achieved despite $3.9 million more cash used in working capital in Q2 2020 compared to Q2 2019, as we paid down more outstanding payables in Q2 2020 compared to Q2 2019. Cash flow savings on operating expenses and interest expense from our cost reduction initiatives were the primarily drivers of this improvement, partially offset by lower revenue.

Cash provided by (invested in) loans receivable was $5.5 million in the three months ended June 30, 2020, compared to ($7.0) million in the three months ended June 30, 2019. This was the result of management temporarily pausing loan originations in the second quarter of 2020 and experiencing higher than historical average loan repayments, compared to the same period last year where we were investing in the loan book.

Overall, cash provided by (used in) operating activities increased to $8.3 million in the three months ended June 30, 2020, compared to ($5.6) million in the comparative period, an increase of $13.9 million.

In the six months ended June 30, 2020, cash provided by (used in) operating activities was $37.4 million, an increase of $47.5 million compared to ($10.1) million in the same period last year, due to the reasons above along with $31.6 million of proceeds from the sale of the Liquid loan book in February 2020, partially offset by net investment in the loan book in Q1 2020.

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Management’s Discussion and Analysis

Cash used in investing activities

Our investing activities consist primarily of capitalization of software development costs, and the purchases of property, equipment and software. Capitalized software development costs and purchases of property, equipment and software may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

For the three months ended June 30, 2020, cash used in the purchase of equipment and investment in software was $0.9 million, a decrease of $1.7 million compared to $2.6 million in the same period in 2019. This is primarily due to a reduction in employee headcount in the current period which has reduced overall cash personnel expenses, including capitalizable personnel costs. Additionally, the prior period included $0.5 million of cash outflows related to bitcoin mining equipment, prior to our exit from bitcoin mining operations in Q3 2019.

For the six months ended June 30, 2020, cash used in the purchase of equipment and investment in software was $2.8 million, a decrease of $1.9 million compared to $4.7 million in the same period in 2019, for the same reasons as described above.

Cash provided by (used in) financing activities

Historically, our financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash (used in) provided by financing activities in the three months ended June 30, 2020 was ($6.4) million, driven almost entirely by repayments on our long-term credit facilities. In contrast, cash (used in) provided by financing activities in the comparative prior year period was $11.9 million, driven primarily by $12.3 million of cash inflows related to the acquisition of Difference in June 2019.

Cash (used in) provided by financing activities in the six months ended June 30, 2020 was ($37.6) million, driven by repayments on our long-term credit facilities, including the early paydown of the Credit Facility – Liquid in connection with the sale of the Liquid loan book in Q1 2020. Comparatively, cash (used in) provided by financing activities was $14.4 million in the prior year period, driven by cash inflows related to the acquisition of Difference Capital and net borrowings on our credit facilities.

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Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at June 30, 2020. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)
	2020	2021	2022	2023	2024	Thereafter
Commitments - operational
Lease payments	688	1,382	1,276	1,253	1,172	3,805
Trade payables	4,557	-	-	-	-	-
Accrued wages and other expenses	3,779	-	-	-	-	-
Interest – Credit Facility - Other (1)	2,056	4,113	2,056	-	-	-
Interest – Debentures and convertible debentures	3,720	7,440	3,415	-	-	-
Purchase obligations	263	1,052	1,052	-	-	-
	15,063	13,987	7,799	1,253	1,172	3,805
Commitments – principal repayments
Credit Facility – Other	-	-	39,170	-	-	-
Debentures and convertible debentures (2)	-	-	57,178	-	-	-
	-	-	96,348	-	-	-

Total contractual obligations	15,063	13,987	104,147	1,253	1,172	3,805

__________

(1)	Interest on credit facility is calculated based on LIBOR rates as at June 30, 2020.
(2)	The Company has the right to add debenture interest to the principal balance of the debentures rather than payment in cash. Management has exercised this right as it relates to $2.0 million of debenture interest for March 2020 to July 2020.

Disclosure of Outstanding Shares

Our authorized capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of August 11, 2020, no preferred shares have been issued and the following common shares, and rights to acquire common shares, were outstanding:

Class of Security	Number outstanding (in 000s) as at August 11, 2020
Common shares	28,848
Stock options	4,685
Restricted share units	99
Common share purchase warrants	1,546

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. These risks include credit, liquidity, foreign currency, and interest rate risk, among others, which are described further in the notes to the Company’s interim condensed consolidated financial statements for the three and six months ended June 30, 2020 and 2019.

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Management’s Discussion and Analysis

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Core revenue(1)(2), adjusted EBITDA, adjusted cash net income (loss) and cash operating expenses are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Core revenue(1)(2)

Core revenue is a non-IFRS financial measure that we calculate as total revenue less revenue from our bitcoin mining operations and revenue related to MogoLiquid loans. Core revenue is a measure used by our management and the Board to understand and evaluate trends within our core business given that we exited our bitcoin mining operations in the third quarter of 2019, and sold our MogoLiquid loan portfolio in the first quarter of 2020. Thus, we consider it important to highlight trends in revenue relating to our primary revenue segments. The following table presents a reconciliation of core revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019

Total revenue(2)	$10,559	$14,867	$24,469	$29,758
Less: Mining revenue	-	(813)	-	(1,662)
Less: MogoLiquid loan revenue	-	(2,767)	(1,721)	(5,464)
Core revenue	10,559	11,287	22,748	22,632

______________

(1)	In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to MogoLiquid loans. The prior period comparative figures for core revenue have also been revised to conform with the new definition.
(2)	During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation. See the Selected Quarterly Information section for a reconciliation of revenue under the new presentation to our previously reported amounts.

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Management’s Discussion and Analysis

The Company has adjusted its prior period comparatives as follows to conform with the new definition of core revenue:

($000s,)
	2020		2019
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Core revenue, previously stated	$10,559	$13,910	$15,018	$16,585	$16,378	$16,351
Presentation recast (2)	-	-	-	(1,557)	(1,511)	(1,460)
Less: Bitcoin mining revenue	-	-	-	-	(813)	(849)
Less: MogoLiquid loan revenue	-	(1,721)	(2,663)	(2,838)	(2,767)	(2,698)
Core revenue	10,559	12,189	12,355	12,190	11,287	11,344

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding depreciation and amortization, stock based compensation, credit facility interest expense, debenture and other financing expense, revaluation (gains) and losses, net, and other non-operating expenses. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. The following table presents a reconciliation of adjusted EBITDA to net loss and comprehensive loss, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019

Net income (loss) and comprehensive income (loss)	$(1,550)	$6,401	$(11,615)	$1,396
Depreciation and amortization	2,287	1,941	4,512	4,063
Stock‑based compensation	460	1,132	674	1,391
Non-cash warrant expense	516	68	271	137
Credit facility interest expense	1,580	2,788	4,146	5,446
Debenture and other financing expense	2,114	2,030	4,207	4,069
Revaluation losses, net	1,186	376	3,347	389
Gain on acquisition, net of transaction costs	-	(13,332)	-	(13,249)
Other non-operating (income) expenses	(1,396)	183	199	183
Adjusted EBITDA	5,197	1,587	5,741	3,825

______________

(1)	In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to MogoLiquid loans. The prior period comparative figures for core revenue have also been revised to conform with the new definition.
(2)	During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation. See the Selected Quarterly Information section for a reconciliation of revenue under the new presentation to our previously reported amounts.

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Management’s Discussion and Analysis

Adjusted net loss and adjusted cash net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding stock-based compensation, revaluation (gains) and losses, net, and other non-operating expenses. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s overall financial performance.

Adjusted cash net loss is a non-IFRS financial measure that excludes from adjusted net loss depreciation and amortization, deferred financing costs, non-cash interest expense including interest added to principle, which are expenses recognized in the period that do not impact cash flow in that period, as well as other non-operating (income) and expenses. It also deducts capitalized intangible assets which are cash outflows in the period that get capitalized to the statement of financial position, rather than expensed through the statement of operations and comprehensive loss.Adjusted cash net loss is a measure used by our management and Board to evaluate core cash flow trends within the business. We believe that the adjustment out of net loss of certain non-cash related items, and inclusion of recurring capitalized cash costs, provides a useful gauge of underlying net cash flow in the business, excluding impacts of timing differences from changes in working capital. We expect that this metric will continue to be relevant for the remainder of the year as we implement our COVID-19 Response Plan to reduce ongoing cash operating expenses effective in the second quarter of 2020.

The following table presents a reconciliation of adjusted net loss and adjusted cash net loss to net loss and comprehensive loss, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019

Net income (loss) and comprehensive income (loss)	$(1,550)	$6,401	$(11,615)	$1,396
Stock‑based compensation	460	1,132	674	1,391
Non-cash warrant expense	516	68	271	137
Revaluation losses, net	1,186	376	3,347	389
Gain on acquisition, net of transaction costs	-	(13,332)	-	(13,249)
Other non-operating (income) expenses	(1,396)	183	199	183
Adjusted net (loss)	(784)	(5,172)	(7,124)	(9,753)

Depreciation and amortization	2,287	1,941	4,512	4,063
Deferred financing cost amortization	-	123	222	245
Convertible debenture non-cash interest	482	507	1,005	1,010
Debentures interest expense added to principal	1,505	-	1,505	-
Capitalized cost of intangible assets	(882)	(2,074)	(2,730)	(4,198)
Adjusted cash net income (loss)	2,608	(4,675)	(2,610)	(8,633)

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Management’s Discussion and Analysis

Cash operating expenses

Cash operating expenses is a non-IFRS financial measure that we calculate as operating expenses, including the cost of intangible assets capitalized to the balance sheet, and excluding depreciation and amortization, stock based compensation, and non-cash warrant expenses. Cash operating expenses is a measure used by management and the Board to evaluate the impact of our operating expenses as it relates to cash flow.

The following table presents a reconciliation of cash operating expenses to operating expenses, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended June 30, 2020	Three months ended Mar 31, 2020	Three months ended Dec 31, 2019

Operating expenses	$7,638	$10,045	$10,689

Add: Capitalized cost of intangible assets	882	1,849	2,213
Less:
Depreciation and amortization	(2,287)	(2,225)	(2,042)
Stock-based compensation	(460)	(214)	(177)
Non-cash warrant expense	(516)	245	(68)
Cash operating expenses	5,257	9,700	10,615

Non-Financial Measures

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoProtect, MogoSpend, MogoMortgage, MogoCrypto, our premium account subscription offerings, free credit score with free monthly credit score monitoring, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoProtect, MogoSpend, MogoMortgage, MogoCrypto, and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

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Management’s Discussion and Analysis

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the capitalization of intangible assets, valuation of long-lived assets, allowance for loan losses, fair value of privately held investments, share-based payments, income taxes, and derivative financial liability, which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2019.

Changes in Accounting Policies including Initial Adoption

Recent IFRS standards adopted in 2020

Certain new or amended standards and interpretations became effective on January 1, 2020, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2019, except for the new policies discussed in note 3 to the interim condensed consolidated financial statements.

Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at June 30, 2020, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's internal control over financial reporting during the period that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

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